

January 11, 2012

<u>Via Email</u>
Steven A. Elder
Senior VP and Chief Financial Officer
Wright Express Corporation
97 Darling Ave.
South Portland, Maine 04106

       Re: **Wright Express Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed February 28, 2011
              Form 10-Q for the Quarter Ended September 30, 2011
              Filed November 4, 2011
              File No. 001-32426

Dear Mr. Elder:

We have reviewed your letter dated December 22, 2011 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 30, 2011.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

1.   In your results of operations discussion you attribute the change in finance fees to higher accounts receivable balances resulting from higher fuel prices and transaction volumes. However, we note from your revenue recognition policy disclosures that the company earns revenue by assessing monthly finance fees on accounts with overdue balances. Accordingly, it would appear that your finance fee revenues are impacted more by changes in the number of overdue accounts receivable balances and interest rates rather

than the total balance of outstanding accounts receivable and fuel prices. Please explain further the factors that impact your finance fee revenues and provide us with proposed revised disclosures that you intend to include in future filings to more clearly explain the fluctuation in such revenues.

2.   Also, please revise your liquidity discussion to provide disclosures regarding the terms of your accounts receivable, including the nature of the credit risk inherent in your portfolio. In addition, please provide more insight to the aging of your accounts receivable portfolio (e.g. 30 – 59, 60 – 89, 90- 365, greater than 365 days past due, etc.) and disclose any concentration of credit risk by customer, customer type or industry. Please provide a sample of the disclosures that you will include in future filings.

Item 8. Financial Statements and Supplementary Data

General

3.   Please clarify whether you adopted the guidance in ASU 2010-20 and tell us how you considered the impact of such guidance on your financial statement footnote disclosures. In this regard, specifically tell us how you addressed the disclosure requirements of this guidance in your financial statement footnotes.

4.   We note that finance fees are recognized as revenue, net of a provision for uncollectible accounts, which is in addition to the company's reserve for credit losses. Please tell us your consideration to include a Schedule II Valuation Analysis for your reserve for uncollectible finance fees. We refer you to Rule 5-04(c) of Regulation S-X.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief